[Goldman, Sachs & Co. Letterhead]

January 22, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          RiskMetrics Group, Inc.

                Filed on Form S-1

                Registration No. 333-146167

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 8, 2008 and the date hereof 15,864 copies of the Preliminary Prospectus dated January 8, 2008 were distributed as follows: 12,884 to 6 prospective underwriters; 2,823 to 2,818 institutional investors; 135 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 13 to 10 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on January 24, 2008 or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES, LLC
As Representatives of the
Prospective Underwriters

By:	Goldman, Sachs & Co.,
On behalf of the Representatives

By:	/s/Goldman, Sachs & Co.
(Goldman, Sachs & Co.)